UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)


International Tower Hill Mines Ltd.
(Name of Issuer)


Common Shares
(Title of Class of Securities)


46051L104
(CUSIP Number)



May 29, 2009
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)
[ X ]Rule 13d-1(c)
[   ]Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 46051L104

(1)	Names of reporting persons
	Sprott Asset Management LP

(2)	Check the appropriate box if a member of a group (a)  [ ]
                                                         (b)  [X]
(3)	SEC use only

(4)	Citizenship or place of organization
	Ontario, Canada

Number of	(5)	Sole voting power  0
shares
beneficially 	(6)	Shared voting power  2,115,000
owned by
each		(7)	Sole dispositive power  0
reporting
person with:	(8)	Shared dispositive power  2,115,000

(9)	Aggregate amount beneficially owned by each reporting person
	2,115,000

(10)	Check if the aggregate amount in Row (9) excludes certain shares [ ]

(11)	Percent of class represented by amount in Row (9)
	4.4%

(12)	Type of reporting person
	IA


Item 1	(a).	Name of issuer:
		International Tower Hill Mines Ltd.

Item 1	(b).	Address of issuer principal executive offices:
		1901-1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Item 2	(a).	Name of person filing:
		Sprott Asset Management LP

Item 2	(b).	Address of principal business office or, if none, residence:
		Suite 2700, South Tower, Royal Bank Plaza, Toronto, ON M5J 2J1


Item 2	(c).	Citizenship:
		Canada

Item 2	(d).	Title of class of securities:
		Common Shares

Item 2	(e).	CUSIP No.:
		46051L104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b)
	or 13d-2(b) or (c), check whether the person filing is a:

	(a)[ ]	Broker or dealer registered under Section 15 of the Act;

	(b)[ ]	Bank as defined in Section 3(a)(6) of the Act;

	(c)[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)[ ]	Investment company registered under Section 8 of the
		Investment Company Act of 1940;

	(e)[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)[ ]	An employee benefit plan or endowment fund in accordance with
		Rule 13d-1(b)(1)(ii)(F);

	(g)[ ]	A parent holding company or control person in accordance with
		Rule 13d-1(b)(1)(ii)(G);

	(h)[ ]	A savings association as defined in Section 3(b) of the
		Federal Deposit Insurance Act;

	(i)[ ]	A church plan that is excluded from the definition of an
		investment company under section 3(c)(14) of the Investment
		Company Act of 1940;

	(j)[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

	If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4.	Ownership.

	(a)	Amount beneficially owned:
		2,115,000

	(b)	Percent of class:
		4.4%

	(c)	Number of shares as to which the person has:

		(i)  Sole power to vote or to direct the vote: 0

		(ii) Shared power to vote or to direct the vote: 2,115,000

		(iii)Sole power to dispose or to direct the disposition of: 0

		(iv) Shared power to dispose or to direct the disposition of: 2,115,000

Item 5.	Ownership of 5 Percent or Less of a Class.
	If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.
	Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
	Not Applicable.

Item 9.	Notice of Dissolution of Group.
	Not Applicable.

Item 10.Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



					SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2009
						SPROTT ASSET MANAGEMENT LP,
						by its General Partner,
						SPROTT ASSET MANAGEMENT GP INC.



						By: _____________________________
						Name: /s/ Steven Rostowsky
						Title: Chief Financial Officer